

February 6, 2019

Curtis L. Dinan
Chief Financial Officer
ONE Gas, Inc.
15 East Fifth Street
Tulsa, OK 74103

> **Re: ONE Gas, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 22, 2018**
> **File No. 001-36108**

Dear Mr. Dinan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Consumer Products